                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                                 PRIMEDIA INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  74157K 10 1
                            -----------------------
                                (CUSIP Number)


                            Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel
                            Liberty Media Corporation
                            9197 South Peoria Street
                            Englewood, Colorado 80112
                                 (720) 875-5400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 28, 2001
                             -----------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

-----------------------------------------
/*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.      74157K 10 1

================================================================================
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Liberty Media Corporation
       84-1288730
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)    [ ]

       (b)    [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)    [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
                         9,500,000 shares*
   NUMBER OF   -----------------------------------------------------------------
    SHARES        8      SHARED VOTING POWER
 BENEFICIALLY            0
   OWNED BY    -----------------------------------------------------------------
     EACH         9      SOLE DISPOSITIVE POWER
   REPORTING             9,500,000 shares*
    PERSON     -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,500,000 shares*
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       Approximately 4.5%. See Item 5.
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
================================================================================

* Assuming exercise of warrant to purchase 1,500,000 shares of common stock beneficially owned by the Reporting Person.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of

                            LIBERTY MEDIA CORPORATION

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                  in respect of

                                  PRIMEDIA Inc.

Item 1.        Security and Issuer.

     Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), hereby amends its Statement on Schedule 13D, dated April 19, 2000 (the "Original Statement"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of PRIMEDIA Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 745 Fifth Avenue, 23rd Floor, New York, New York 10151.

Item 5.        Interest in Securities of the Issuer.

     Item 5 is hereby replaced in its entirety by the following:

     (a) To Liberty's knowledge, on February 28, 2001, the Issuer issued approximately 45 million shares of Common Stock in a transaction (the "Transaction") with About.com, Inc. After giving effect to the Transaction, Liberty beneficially owns through its subsidiary, Liberty Prime, Inc., 9,500,000 shares of Common Stock. Based on the 213,124,209 shares of Common Stock that were issued and outstanding as of March 20, 2001 (as indicated in the Issuer's Preliminary Proxy Statement on Schedule 14A, filed April 12, 2001), the 9,500,000 shares beneficially owned by the Reporting Person represented on that date, on a pro forma basis calculated in accordance with Rule 13d-3 of the Exchange Act, 4.5 % of the issued and outstanding shares of Common Stock. Of the 9,500,000 shares beneficially owned by the Reporting Person, 8,000,000 of those shares are shares of Common Stock and the remainder are represented by a warrant to purchase an additional 1,500,000 shares of Common Stock, which warrant is immediately exercisable.

     (b) Liberty has the sole power to vote or to direct the voting of the Shares and the sole power to dispose of, or to direct the disposition of, the Shares.

     (c) No transaction in the shares of Common Stock has been effected by the Reporting Person or, to the knowledge of the Reporting Person, by any of the
Schedule 1 Persons or Schedule 2 Persons during the past 60 days.


                                  Page 3 of 5
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     (d)  None.

     (e) As a result of the Transaction, as of February 28, 2001, Liberty ceased to be the beneficial owner of more than 5% of the Common Stock.

                                  Page 4 of 5
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2001

                              LIBERTY MEDIA CORPORATION


                              By:   /s/ Charles Y. Tanabe
                                   -----------------------------
                                   Name:  Charles Y. Tanabe
                                   Title: Senior Vice President and
                                          General Counsel

                                  Page 5 of 5